UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 5

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Herley Industries, Inc.

(Name of Subject Company (Issuer))

Lanza Acquisition Co.

and

Kratos Defense & Security Solutions, Inc.

(Name of Filing Persons (Offerors))

Common Stock, $0.10 par value
(Title of Class of Securities)

427398102

(CUSIP Number of Class of Securities)

Eric M. DeMarco
President and Chief Executive Officer
Kratos Defense & Security Solutions, Inc.
4820 Eastgate Mall

San Diego, CA 92121
(858) 812-7300
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:

Deyan Spiridonov

Teri O’Brien

Paul, Hastings, Janofsky & Walker LLP

4747 Executive Drive, 12th floor

San Diego, CA 92121

(858) 458-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 296,706,926	$ 34,447.67

*

Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 15,616,154 shares of the Common Stock of Herley Industries, Inc. (representing the number of shares, including common stock outstanding and options) at the tender offer price of $19.00 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by .0001161.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $34,447.67	Filing Party: Kratos Defense & Security Solutions, Inc.
	Form or Registration No.: Schedule TO-T	Date Filed: February 25, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) originally filed with the Securities and Exchange Commission on  February 25, 2011, as amended by Amendment No. 1 filed on March 8, 2011, Amendment No. 2 filed on March 15, 2011, Amendment No. 3 filed on March 17, 2011 and Amendment No. 4 filed on March 25, 2011, relating to the offer by Lanza Acquisition Co., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Kratos Defense & Security Solutions, Inc., a Delaware corporation  (“Kratos”) to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (collectively, the “Shares” and each, a “Share”), of Herley Industries, Inc., a Delaware corporation (“Herley”) at a purchase price of $19.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 25, 2011 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.  This Amendment is being filed on behalf of Kratos and the Purchaser.

All the information set forth in the Offer to Purchase and Letter of Transmittal: (i) is incorporated by reference herein in response to Item 8 and Item 11 of the Schedule TO, (ii) is supplemented by the information specifically provided in this Amendment and (iii) except as otherwise set forth below, remains unchanged.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 8 and Item 11

Item 8 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text:

On March 28, 2011, in connection with the completion of the initial offering period of the Offer and pursuant to the terms of the Merger Agreement, effective immediately following the purchase of and payment by the Purchaser for the Shares tendered in the Offer, the following members of Herley’s Board of Directors resigned: F. Jack Liebau, Jr., Michael N. Pocalyko, and Raj Tatta.  On the same date, the board of directors of Herley filled the vacancies created by the resignations by appointing Eric DeMarco, Deanna Lund, Laura Siegal and Scott Anderson to serve as directors of Herley.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LANZA ACQUISITION CO.

By:	/s/ Deanna H. Lund

Name:	Deanna H. Lund
Title:	Executive Vice President and Chief Financial Officer
Date:	March 29, 2011

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

By:	/s/ Deanna H. Lund

Name:	Deanna H. Lund
Title:	Executive Vice President and Chief Financial Officer
Date:	March 29, 2011